SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

NOTICE TO SHAREHOLDERS

We announce to the shareholders of Companhia de Bebidas das Américas - Ambev (“Company”) that, as indicated at the Minutes of the Board of Directors’ Meeting held on December 11, 2006, at 10:00 am, the members of the Company’s Board of Directors approved the payment of interest on own capital, on account of profits of 2006, to be attributed to mandatory dividends for the year 2006 at R$8.6900 per lot of thousand common shares and R$7.9000 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of R$6.7150 per lot of thousand common shares and R$7.3865 per lot of thousand preferred shares, except for corporate shareholders exempted from the referred withholding by force of Article 5 of Law 11,053/04, as amended by Law 11,196/05, dated 21/11/2005, who shall evidence such condition by means of specific declaration sent to the Company at the occasion of the last payment of earnings at October 30, 2006. Those shareholders who did not prove such condition at that occasion, or that proved only for the payment made on October 30, 2006, shall make such proof pursuant to an specific declaration, to be sent to Companhia de Bebidas das Américas–AmBev, Área de Ações, A/C de Nilson Casemiro – Rua Dr. Renato Paes de Barros nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, no later than December 21, 2006, along with the corporate documents of such shareholder. In case such condition is not proved up to that date, the income tax shall be applied.

Such payments shall be made as from December 28, 2006, subject to the approval of the next Ordinary General Meeting, based on the shareholding as of December 19, 2006 and record date for ADRs on December 22, 2006, without incurring monetary restatement. Shares and ADRs shall be traded ex-dividends as from December 20, 2006.

SERVICE TO SHAREHOLDERS

The shareholders who already indicated a bank account shall have their credits available at the informed account. The shareholders who did not provide such indication shall receive from Banco Itaú S.A., in its capacity of Depositary Financial Institution, a notice containing information on the payment. Such notice shall be presented at one of Banco Itaú’s branches including instructions for the respective credit. The shareholders’ users of fiduciary custody shall have their credits available according to procedures adopted by the Stock Exchange.

São Paulo, December 15, 2006

Companhia de Bebidas das Américas – AMBEV
João Mauricio Griffoni Castro Naves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.